                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 10)

                            ------------------------

                               BAIRNCO CORPORATION
                            (Name of Subject Company)

                            ------------------------

                              BZ ACQUISITION CORP.
                             STEEL PARTNERS II, L.P.
                       (Names of Filing Persons--Offeror)

                      ------------------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                            -------------------------

                                    057097107
                      (CUSIP Number of Class of Securities)

                            ------------------------

                             WARREN G. LICHTENSTEIN
                             STEEL PARTNERS II, L.P.
                         590 Madison Avenue, 32nd Floor
                               New York, NY 10022
                                 (212) 520-2300
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

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        TRANSACTION VALUATION*                    AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
           $72,820,836.00                                  $7,792
--------------------------------------------------------------------------------

*  Estimated for purposes of calculating the amount of filing fee only.
   Transaction value derived by multiplying 6,068,403 (the maximum number of shares of common stock of subject company estimated to be acquired by
   Offeror) by $12.00 (the purchase price per share offered by Offeror).

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the
   Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006, equals $107.00 per million dollars of transaction value.

|X|  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid.
     Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                                                               BZ Acquisition
                                                               Corp. and Steel
     Amount Previously Paid:   $7,792            Filing Party: Partners II, L.P.
     Form or Registration No.: Schedule TO       Date Filed:   June 22, 2006

|_|  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     |X| third-party tender offer subject to Rule 14d-1.
     |_| issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

ITEMS 1 THROUGH 9, AND ITEM 11.

      This Amendment No. 10 ("Amendment No. 10") to Tender Offer Statement on
Schedule TO (this "Schedule TO") amends and supplements the statement originally filed on June 22, 2006 by Steel Partners II, L.P., a Delaware limited partnership ("Parent"), and BZ Acquisition Corp. (the "Purchaser"), a Delaware
corporation and a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the
"Shares"), of Bairnco Corporation, a Delaware corporation (the "Company"), at
$12.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22,
2006 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively
(which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the
Offer to Purchase.

      The Offer to Purchase attached as Exhibit (a)(1)(i) to the Schedule TO is amended as follows:

      Section 11 ("Background of the Offer") is hereby amended as follows:

      The fifteenth paragraph of Section 11 is hereby deleted.

      The second sentence of the twenty-fourth paragraph of Section 11 is hereby amended by deleting the phrase beginning with "Mr. Fichthorn" and ending with
"in cash" and replacing it with the following phrase: "Mr. Fichthorn suggested that the Company Board might be receptive to a transaction at a price significantly higher than $12.00 per Share".

      The fourth sentence of the twenty-seventh paragraph of Section 11 is hereby deleted and replaced with the following sentence: "Parent also retained an independent environmental consultant to review environmental studies of the
Company's facilities that had been previously prepared for the Company."

      The thirty-first paragraph of Section 11 is hereby amended by (i) deleting clause (1) in its entirety and replacing it with the following: "(1) the significant increase in sales and production needed to ramp-up the Company's
Chinese facility, which began limited operations in October 2006, from its current operating loss to its projected profitability in view of the Company's prior announcement that production was expected to commence by the end of 2005 and that the facility was expected to be profitable in 2006;" and (ii) deleting clause (3) in its entirety and replacing it with the following: "(3) the
Company's acquisition of the Atlanta SharpTech business and the challenges faced by the Company in integrating this business with the Company's underperforming
Kasco division;".

      Section 11 is hereby amended by adding the following paragraphs after the last paragraph of such Section:

      "On December 29, 2006, the Company issued a statement in response to
Parent's announcement that it was filing a preliminary consent solicitation statement with the SEC.

      On January 3, 2007, Parent sent to the Company a demand to inspect its stockholder list to enable Parent to communicate with stockholders in connection with the Consent Solicitation.

      On January 10, 2007, Parent sent to the Company a request that the Company
Board fix a record date for the purpose of determining the stockholders entitled to provide written consents in connection with the Consent Solicitation.

      Parent filed a revised preliminary consent solicitation statement relating to the Consent Solicitation with the SEC on January 11, 2007 and filed a definitive consent solicitation statement with the SEC on January 12, 2007.
Parent mailed the definitive consent solicitation statement and accompanying
GOLD consent card to stockholders on or about January 16, 2007. Also on January
16, 2007, Parent delivered its GOLD consent card to the Company in which it consented to each of the four proposals pursuant to the Consent Solicitation.

      On January 11, 2007, the Company filed a preliminary consent statement with the SEC. It filed a revised preliminary consent statement on January 23,
2007.

      On January 16, 2007, the Company distributed a letter to its stockholders relating to the Consent Solicitation.

      On January 22, 2007, the Company announced that the Company Board set a record date of January 30, 2007 in connection with the Consent Solicitation.

      On January 23, 2007, Parent announced that it received notification that the Company Board set January 30, 2007 as the record date for determining stockholders entitled to provide written consents in connection with the Consent
Solicitation, and Parent supplemented its definitive consent solicitation statement accordingly.

      Also on January 23, 2007, Parent delivered a letter to the Company nominating the Parent Nominees for election to the Company Board at the
Company's 2007 annual meeting of stockholders currently scheduled to be held on
April 19, 2007, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the
"Annual Meeting"). The purpose of nominating the Parent Nominees is to ensure that the stockholders of the Company will have an opportunity to elect the
Parent Nominees as directors of the Company at the Annual Meeting to the extent any of them are not elected pursuant to the Consent Solicitation.

      On January 24, 2007, Parent sent a letter to stockholders of the Company questioning the Company Board's past record and calling on stockholders to support the Consent Solicitation in order to allow the stockholders to decide their company's future for themselves. Parent also issued a press release containing its letter to stockholders on that date."

ITEM 10.    FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

      On January 23, 2007, Parent issued a press release announcing that it received notification that the Company Board set January 30, 2007 as the record date for determining stockholders entitled to provide written consents in connection with the Consent Solicitation, as those terms are defined in the
Offer to Purchase. The press release issued by Parent is attached hereto as
Exhibit (a)(5)(xi).

      Also on January 23, 2007, Parent delivered a letter to the Company nominating the Parent Nominees for election to the Company Board at the Annual
Meeting, as those terms are defined in the Offer to Purchase. The nomination letter delivered by Parent to the Company is attached hereto as Exhibit
(a)(5)(xii).

      On January 24, 2007, Parent sent a letter to stockholders of the Company questioning the Company Board's past record and calling on stockholders to support the Consent Solicitation in order to allow the stockholders to decide their company's future for themselves, as those terms are defined in the Offer to Purchase. The press release issued by Parent containing its letter to stockholders is attached hereto as Exhibit (a)(5)(xiii).

ITEM 12.    EXHIBITS.

(a)(1)(i)     Offer to Purchase dated June 22, 2006.*

(a)(1)(ii)    Form of Letter of Transmittal.*

(a)(1)(iii)   Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.*

(a)(1)(v)     Form of Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other
              Nominees.*

(a)(1)(vi)    Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.*

(a)(1)(vii)   Form of summary advertisement, dated June 22, 2006.*

(a)(5)(i)     Text of press release issued by Parent, dated June 15, 2006.*

(a)(5)(ii)    Text of press release issued by Parent, dated June 22, 2006.*

(a)(5)(iii)   Text of press release issued by Parent, dated June 26, 2006.*

(a)(5)(iv)    Text of press release issued by Parent, dated July 21, 2006.*

(a)(5)(v)     Text of press release issued by Parent, dated August 10, 2006.*

(a)(5)(vi)    Text of press release issued by Parent, dated September 11, 2006.*

(a)(5)(vii)   Text of press release issued by Parent, dated September 29, 2006.*

(a)(5)(viii)  Text of press release issued by Parent, dated October 27, 2006.*

(a)(5)(ix)    Text of press release issued by Parent, dated November 28, 2006.*

(a)(5)(x)     Text of press release issued by Parent, dated December 29, 2006.*

(a)(5)(xi)    Text of press release issued by Parent, dated January 23, 2007.

(a)(5)(xii)   Nomination letter, dated January 23, 2007, delivered by Parent to the Company.

(a)(5)(xiii)  Text of press release issued by Parent, dated January 24, 2007.

(b)           Not applicable.

(c)           Not applicable.

(d)(i)        Joint Filing Agreement by and among Steel Partners II, L.P., Steel
              Partners, L.L.C. and Warren G. Lichtenstein dated September 8,
              2004.*

(d)(ii)       Joint Filing and Solicitation Agreement by and among Steel
              Partners II, L.P., Steel Partners, L.L.C., BZ Acquisition Corp.,
              Warren G. Lichtenstein, Hugh F. Culverhouse, John J. Quicke,
              Anthony Bergamo and Howard M. Leitner, dated as of December 29,
              2006.*

(e)           Not applicable.

(f)           Not applicable.

(g)           Not applicable.

(h)           Not applicable.

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* Previously filed

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2007

                              STEEL PARTNERS II, L.P.

                              By:  Steel Partners, L.L.C.
                                   General Partner

                              By: /s/ Warren G. Lichtenstein
                                  ------------------------------
                              Name:  Warren G. Lichtenstein
                              Title: Managing Member

                              BZ ACQUISITION CORP.

                              By: /s/ Warren G. Lichtenstein
                                  ------------------------------
                              Name:  Warren G. Lichtenstein
                              Title: President

                                EXHIBIT INDEX

(a)(1)(i)     Offer to Purchase dated June 22, 2006.*

(a)(1)(ii)    Form of Letter of Transmittal.*

(a)(1)(iii)   Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.*

(a)(1)(v)     Form of Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other
              Nominees.*

(a)(1)(vi)    Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.*

(a)(1)(vii)   Form of summary advertisement, dated June 22, 2006.*

(a)(5)(i)     Text of press release issued by Parent, dated June 15, 2006.*

(a)(5)(ii)    Text of press release issued by Parent, dated June 22, 2006.*

(a)(5)(iii)   Text of press release issued by Parent, dated June 26, 2006.*

(a)(5)(iv)    Text of press release issued by Parent, dated July 21, 2006.*

(a)(5)(v)     Text of press release issued by Parent, dated August 10, 2006.*

(a)(5)(vi)    Text of press release issued by Parent, dated September 11, 2006.*

(a)(5)(vii)   Text of press release issued by Parent, dated September 29, 2006.*

(a)(5)(viii)  Text of press release issued by Parent, dated October 27, 2006.*

(a)(5)(ix)    Text of press release issued by Parent, dated November 28, 2006.*

(a)(5)(x)     Text of press release issued by Parent, dated December 29, 2006.*

(a)(5)(xi)    Text of press release issued by Parent, dated January 23, 2007.

(a)(5)(xii)   Nomination letter, dated January 23, 2007, delivered by Parent to the Company.

(a)(5)(xiii)  Text of press release issued by Parent, dated January 24, 2007.

(b)           Not applicable.

(c)           Not applicable.

(d)(i)        Joint Filing Agreement by and among Steel Partners II, L.P., Steel
              Partners, L.L.C. and Warren G. Lichtenstein dated September 8,
              2004.*

(d)(ii)       Joint Filing and Solicitation Agreement by and among Steel
              Partners II, L.P., Steel Partners, L.L.C., BZ Acquisition Corp.,
              Warren G. Lichtenstein, Hugh F. Culverhouse, John J. Quicke,
              Anthony Bergamo and Howard M. Leitner, dated as of December 29,
              2006.*

(e)           Not applicable.

(f)           Not applicable.

(g)           Not applicable.

(h)           Not applicable.

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* Previously filed